Exhibit 99.1

51Talk Online Education Group Announces Third Quarter 2024 Results

SINGAPORE, December 13, 2024 -- 51Talk Online Education Group (“51Talk” or the “Company”) (NYSE American: COE), a global online education platform with core expertise in English education, today announced its unaudited results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial and Operating Highlights

•	Gross billings[1] for the third quarter of 2024 were US$19.8 million, an 80.7% growth from the third quarter of 2023.

•	Net revenues were US$14.0 million for the third quarter of 2024, a 79.4% increase from the third quarter of 2023.

•	The number of quarterly active students with attended lesson consumption was approximately 65,700 in the third quarter of 2024, representing an 82.5% increase from the third quarter of 2023.

Key Financial and Operating Data

	For the three months ended
	September 30,	September 30,	Y-o-Y
	2023	2024	Change
Net Revenues (in US$ millions)	7.8	14.0	79.4%
Gross Margin	76.3%	78.7%	2.4 percentage points
Gross Billings (in US$ millions)	10.9	19.8	80.7%
Active students with attended lesson consumption[2] (in thousands)	36.0	65.7	82.5%

“Our growth momentum has been well sustained into the third quarter, with gross billings once again surpassing our earlier guidance. Looking ahead, we are confident in our ability to maintain our growth momentum going forward. We are committed to our localization strategies around the world, while actively pursuing opportunities to extend service offerings with supplementary products for our existing students,” stated Jack Jiajia Huang, Founder, Chairman, and Chief Executive Officer of 51Talk.

“Furthermore, we would highlight that in our commitment to sustainable growth, we have successfully maintained an upward trajectory in our operating cash flow in the past two quarters. This is evidenced by the improvement in our cash balance over the quarter, and we anticipate that this positive trend will continue in the coming periods.”

1 Gross billings for a specific period, which is one of the Company’s key operating data, are defined as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in the same period. The gross billings data included herein was from the Company’s business system and converted with quarterly corresponding exchange rate, which may result in differences with bank records.

2 An “active student with attended lesson consumption” for a given period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

“The acceleration of AI adoption, across our group has become a significant driver this quarter. We have observed improvements in lead conversion rates, tutor management, and student classroom experiences, all powered by AI. Our deep understanding of customer needs, combined with the strategic implementation of AI technologies, aligns with our objective of becoming a globally leading EdTech company,” Jack Jiajia Huang concluded.

Third Quarter 2024 Financial Results

Net Revenues and Gross Margin

Net revenues for the third quarter of 2024 were US$14.0 million, a 79.4% increase from US$7.8 million for the same quarter last year. The number of active students with attended lesson consumption was approximately 65,700 in the third quarter of 2024, a 82.5% increase from 36,000 for the same quarter last year.

Cost of revenues for the third quarter of 2024 was US$3.0 million, a 60.7% increase from US$1.9 million for the same quarter last year. The increase was primarily due to the increase in total service fees paid to teachers, mainly resulting from an increased number of paid lessons.

Gross profit for the third quarter of 2024 was US$11.1 million, an 85.3% increase from US$6.0 million for the same quarter last year.

Gross margin for the third quarter of 2024 was 78.7%, compared with 76.3% for the same quarter last year.

Operating Expenses

Total operating expenses for the third quarter of 2024 were US$11.8 million, a 20.6% increase from US$9.8 million for the same quarter last year. The increase was mainly due to the increase in sales and marketing expenses.

Sales and marketing expenses for the third quarter of 2024 were US$8.2 million, an 18.3% increase from US$6.9 million for the same quarter last year. The increase was mainly due to higher sales personnel costs related to increases in the number of sales and marketing personnel. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the third quarter of 2024 were US$8.1 million, an 18.5% increase from US$6.9 million for the same quarter last year.

Product development expenses for the third quarter of 2024 were US$0.8 million, a 3.3% decrease from US$0.9 million for the same quarter last year. Excluding share-based compensation expenses, non-GAAP product development expenses for the third quarter of 2024 were US$0.8 million, a 1.7% decrease from US$0.8 million for the same quarter last year.

General and administrative expenses for the third quarter of 2024 were US$2.8 million, a 38.6% increase from US$2.0 million for the same quarter last year. The increase was primarily due to higher general and administrative personnel costs. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the third quarter of 2024 were US$2.7 million, a 42.9% increase from US$1.9 million for the same quarter last year.

Loss from Operations

Operating loss for the third quarter of 2024 was US$0.8 million, compared with operating loss of US$3.9 million for the same quarter last year.

Non-GAAP operating loss for the third quarter of 2024 was US$0.6 million, compared with non-GAAP operating loss of US$3.6 million for the same quarter last year.

Net Loss Attributable to the Company’s Ordinary Shareholders

Net loss attributable to the Company’s ordinary shareholders for the third quarter of 2024 was US$0.6 million, compared with net loss of US$3.9 million for the same quarter last year.

Excluding share-based compensation expenses of US$0.2 million, non-GAAP net loss for the third quarter of 2024 was US$0.4 million, compared with non-GAAP net loss of US$3.6 million for the same quarter last year.

Basic and diluted net loss per share attributable to ordinary shareholders for the third quarter of 2024 was US$0.002, compared with basic and diluted net loss per share of US$0.01 for the same quarter last year.

Excluding share-based compensation expenses of US$0.2 million, non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for the third quarter of 2024 was US$0.001, compared with non-GAAP basic and diluted net loss per share attributable to ordinary shareholders of US$0.01 for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the third quarter of 2024 was US$0.11, compared with basic and diluted net loss per ADS of US$0.68 for the same quarter last year. Each ADS represents 60 Class A ordinary shares.

Excluding share-based compensation expenses of US$0.2 million, non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the third quarter of 2024 was US$0.07, compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of US$0.64 for the same quarter last year.

Balance Sheet

As of September 30, 2024, the Company had total cash, cash equivalents and time deposits of US$25.6 million, compared with US$23.4 million as of December 31, 2023.

The Company had advances from students3 of US$39.7 million as of September 30, 2024, compared with US$27.2 million as of December 31, 2023.

3 “Advances from students” is defined as the amount of obligation to transfer goods or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students.”

Outlook

For the fourth quarter of 2024, the Company currently expects net gross billings to be between $20.5 million and $21.0 million, which would represent a sequential growth of 3.7% to 6.2%.

The foregoing outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on December 13, 2024 (9:00 PM Singapore/Hong Kong time on December 13, 2024).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Singapore (toll free):	800-120-6157
Mainland China (toll free):	4001-201203
Hong Kong (toll free):	800-905945
Hong Kong (local toll):	852-301-84992

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “51Talk Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until December 20, 2024, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	7344526

About 51Talk Online Education Group

51Talk Online Education Group (NYSE American: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons, on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, the business outlook and 51Talk’s quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in its international markets; the expected growth of, and trends in, the markets for 51Talk’s course offerings in its international markets; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in the Philippines, its international markets and elsewhere; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

51Talk Online Education Group

Investor Relations

Mr. David Chung

davidchung@51talk.com

Ms. Jinling Wang

wangjinling@51talk.com

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Sep. 30,
	2023	2024
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	21,298	22,186
Time deposits	2,091	3,437
Inventory	-	31
Prepaid expenses and other current assets	6,394	11,020
Total current assets	29,783	36,674

Non-current assets
Property and equipment, net	138	222
Intangible assets, net	92	83
Right-of-use assets	723	1,449
Deferred tax assets	72	70
Other non-current assets	348	427
Total non-current assets	1,373	2,251

Total assets	31,156	38,925

LIABILITIES AND SHAREHOLDERS’ DEFICITS
Current liabilities
Advances from students	27,214	39,698
Accrued expenses and other current liabilities	6,189	7,116
Amounts due to related parties	4,077	3,131
Lease liabilities	590	810
Taxes payable	1,060	802
Total current liabilities	39,130	51,557

Non-current liabilities
Lease liabilities	41	404
Other non-current liabilities	176	299
Total non-current liabilities	217	703

Total liabilities	39,347	52,260

Total shareholders’ deficits	(8,340)	(13,676)
Noncontrolling interests	149	341
Total deficits	(8,191)	(13,335)

Total liabilities and shareholders’ deficits	31,156	38,925

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Net revenues	7,828	10,960	14,047	19,640	34,453
Cost of revenues	(1,858)	(2,400)	(2,985)	(4,454)	(7,513)
Gross profit	5,970	8,560	11,062	15,186	26,940
Operating expenses
Sales and marketing expenses	(6,905)	(7,335)	(8,171)	(16,455)	(23,234)
Product development expenses	(868)	(851)	(839)	(2,224)	(2,635)
General and administrative expenses	(2,048)	(2,789)	(2,838)	(5,860)	(8,216)
Total operating expenses	(9,821)	(10,975)	(11,848)	(24,539)	(34,085)
Loss from operations	(3,851)	(2,415)	(786)	(9,353)	(7,145)
Interest income	29	63	57	98	202
Other (expenses)/income, net	(43)	1,131	130	(163)	1,402
Loss before income tax benefit/(expenses)	(3,865)	(1,221)	(599)	(9,418)	(5,541)
Income tax benefit/(expenses)	1	(41)	(51)	53	(114)
Net loss	(3,864)	(1,262)	(650)	(9,365)	(5,655)
Net loss attributable to noncontrolling interests	-	(15)	(17)	-	(51)
Net loss attributable to the Company’s ordinary shareholders	(3,864)	(1,247)	(633)	(9,365)	(5,604)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	341,725,689	346,701,530	347,705,165	340,473,316	346,515,235

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.01)	(0.00)	(0.00)	(0.03)	(0.02)
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.68)	(0.22)	(0.11)	(1.65)	(0.97)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(33)	(31)	(27)	(118)	(87)
Product development expenses	(44)	(24)	(29)	(134)	(86)
General and administrative expenses	(166)	(180)	(149)	(412)	(554)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Sales and marketing expenses	(6,905)	(7,335)	(8,171)	(16,455)	(23,234)
Less: Share-based compensation expenses	(33)	(31)	(27)	(118)	(87)
Non-GAAP sales and marketing expenses	(6,872)	(7,304)	(8,144)	(16,337)	(23,147)

Product development expenses	(868)	(851)	(839)	(2,224)	(2,635)
Less: Share-based compensation expenses	(44)	(24)	(29)	(134)	(86)
Non-GAAP product development expenses	(824)	(827)	(810)	(2,090)	(2,549)

General and administrative expenses	(2,048)	(2,789)	(2,838)	(5,860)	(8,216)
Less: Share-based compensation expenses	(166)	(180)	(149)	(412)	(554)
Non-GAAP general and administrative expenses	(1,882)	(2,609)	(2,689)	(5,448)	(7,662)

Operating expenses	(9,821)	(10,975)	(11,848)	(24,539)	(34,085)
Less: Share-based compensation expenses	(243)	(235)	(205)	(664)	(727)
Non-GAAP operating expenses	(9,578)	(10,740)	(11,643)	(23,875)	(33,358)

Loss from operations	(3,851)	(2,415)	(786)	(9,353)	(7,145)
Less: Share-based compensation expenses	(243)	(235)	(205)	(664)	(727)
Non-GAAP loss from operations	(3,608)	(2,180)	(581)	(8,689)	(6,418)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended			For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Income tax benefit/(expenses)	1	(41)	(51)	53	(114)
Less: Tax impact of Share-based compensation expenses	-	-	-	-	-
Non-GAAP income tax benefit/(expenses)	1	(41)	(51)	53	(114)

Net loss attributable to the Company’s ordinary shareholders	(3,864)	(1,247)	(633)	(9,365)	(5,604)
Less: Share-based compensation expenses	(243)	(235)	(205)	(664)	(727)
Non-GAAP net loss attributable to the Company’s ordinary shareholders	(3,621)	(1,012)	(428)	(8,701)	(4,877)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	341,725,689	346,701,530	347,705,165	340,473,316	346,515,235

Non-GAAP net loss per share attributable to ordinary shareholders
Basic and Diluted	(0.01)	(0.00)	(0.00)	(0.03)	(0.01)

Non-GAAP net loss per ADS attributable to ordinary shareholders
Basic and Diluted	(0.64)	(0.18)	(0.07)	(1.53)	(0.84)